1934 Act Registration No. 33 – 96234

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of April 2002

MTR Corporation Limited
(地 鐵 有 限 公 司)

(Translation of registrant's name into English)

MTR Tower
Telford Plaza
33 Wai Yip Street
Kowloon Bay
Hong Kong
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________)

EXHIBITS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR Corporation Limited
(Registrant)

Date: April 10, 2002

By: ____________________
Name: Lila Fong
Title: Legal Manager (Secretarial)

Hong Kong Mail Wednesday April 10, 2002

MTR Corporation Limited

(地 鐵 有 限 公 司) (the "Company")

(Incorporated in Hong Kong with limited liability)

Secretary for Transport: Retirement of Mr. Nicholas Ng Wing-fui

On 30th June, 2000, the Secretary for Transport was appointed as an additional director of the Company pursuant to Section 8 of the Mass Transit Railway Ordinance (Cap.556 of the laws of Hong Kong).

Mr. Nicholas Ng Wing-fui occupied the office of Secretary for Transport from August 1997 until his retirement from office on 2nd April, 2002. A new appointment to the office of Secretary for Transport has not yet been made but Mr. Paul Tang Kwok-wai will occupy the office temporarily until a new appointment to the office is made.

The office of Secretary for Transport continues to be an additional director of the Company. The Company will make a further announcement after any new appointment to the office of Secretary for Transport is made.

By Order of the Board
Leonard Bryan Turk
Secretary

Hong Kong, 10th April, 2002